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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            (Amendment No. . . . .) *

                     DeMARCO ENERGY SYSTEMS OF AMERICA, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   248030-10-8
                                 (CUSIP Number)

                                 Victor DeMarco

                                 P.O. Box 20157
                                  Austin, Texas
                                  512-335-1494
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                     1/23/00
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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

CUSIP No. 248030-10-B                                 13D                    Page ______ of Pages
---------------------------------------------------------------------------------------------------------------------
1        Names of Reporting Persons/IRS Identification Nos. of Above Persons (Entities Only)

         Victor M. DeMarco
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2        Check the Appropriate Box if a Member of a Group                       (a)    [ ]
         (See Instructions)                                                     (b)    [x]


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3        SEC Use Only


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4        Source of Funds (See Instructions)

         SC, OO
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5        Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)   [ ]


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6        Citizenship or Place of Organization

         United States
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         Number of           7     Sole Voting Power
                                   7,904,500
          Shares

       Beneficially

         Owned by

      Each Reporting

        Person With
                             ----------------------------------------------------------------------------------------
                             8     Shared Voting Power
                                   0
                             ----------------------------------------------------------------------------------------
                             9     Sole Dispositive Power
                                   7,904,500
                             ----------------------------------------------------------------------------------------
                             10    Shared Dispositive Power
                                   0
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11       Aggregate Amount Beneficially Owned by Each Reporting Person

         7,904,500
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12       Check if the Aggregate Amount in Row (11) Excludes Certain Shares   [ ]
         (See Instructions)


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13       Percent of Class Represented by Amount in Row (11)

         35.2%
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14       Type of Reporting Person (See Instructions) IN
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




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ITEM 1.  SECURITY AND ISSUER.

         The title of the class of equity securities to which this statement relates is Common Stock. The name and address of the principal executive offices of the issuer of such securities is DeMARCO ENERGY SYSTEMS OF AMERICA, INC., 12885 Hwy 183, Suite 108-A, Austin, Texas.

ITEM 2.  IDENTITY AND BACKGROUND.

         or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

         (a) The name of the person filing this statement is Victor M. DeMarco;

         (b) Mr. DeMarco's business address is 12885 Hwy 183, Suite 108-A, Austin, Texas;

         (c) Mr. DeMarco's present principal occupation is as President of Demarco Energy Systems of America, Inc. Mr. DeMarco does not conduct such employment in any other corporation or other organization;

         (d) During the last five years, Mr. DeMarco has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, any penalty imposed, or other disposition of the case;

         (e) During the last five years, Mr. DeMarco has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

         (f) Mr. DeMarco is a United States citizen

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. DeMarco has no plans to make further acquisitions of Common Stock. He acquired his shares of Common Stock from the Company as part of a 1990 merger/acquisition of DeMarco Energy Systems, Inc. and FountainHead, Inc. (FountainHead subsequently changed its name to DeMarco Energy Systems of America, Inc.) Mr. DeMarco received 4.9 million shares at the time of the merger. The remaining 3,004,500 shares were transferred as part of a estate planning package by Louis M. DeMarco.


ITEM 4.  PURPOSE OF TRANSACTION.

         The reporting person had no purpose in acquiring shares of common stock as a consequence of the death of his father. The remainder of the shares were acquired by the reporting person as part of the 1990 acquisition/merger described in Item 3 above. The reporting person has no plans and knows of no proposal which relates to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuers business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuers charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting person owns 7,904,500 shares of common stock, which represents approximately 35.2% of all of the issuer's common stock outstanding.

         (b) The reporting person has 7,904,500 shares as to which there is sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. The reporting person does not share the power to vote or to direct the vote or to dispose or direct the disposition any shares of common stock with any person.

         (c) The reporting person has effected no transactions in the common stock during the sixty days preceding the date of this filing.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock owned by the reporting person..

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The reporting person is not party to any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Not applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    January 31, 2000
                                                         (Date)

                                                 /s/ Victor M. DeMarco
                                                       (Signature)

                                                    Victor M. DeMarco
                                                       Name/Title)






         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U. S. C. 1001).